05011025

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

29 August 2005

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project – Improved Feasibility Study Results
Dated 19 August 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc

dw 9/9

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

19 August 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Project Interests: Herald	**80%**
PT Antam	**20%**

All figures in US$, project totals

RE: DAIRI PROJECT UPDATE – IMPROVED FEASIBILITY STUDY RESULTS

Following the decision in the June quarter to transport the Dairi concentrates by truck to the east coast of Sumatra, rather than by pipeline to the west coast as contemplated in the original Dairi Feasibility Study (DFS), capital and operating costs for the project have been re-calculated. This has resulted in an **improvement in overall project economics.**

Total capital costs have decreased by $18m (from $136m to $118m) due to cancellation of the pipeline, partly offset by an increased allowance for upgrading of roads and general contingency.

Total operating costs have increased due to the use of trucks versus the pipeline as well as increased fuel prices in the interim, partly offset by a fall in shipping rates over the same period.

All other parameters, including metal price and treatment charge assumptions, have remained the same, namely;

- Initial mine life of 7 years
- Diluted mined head grades of 15% Zn, 9% Pb (21% Zn equivalent)
- 1 mtpa production rate, utilizing underground mining with paste back-fill

- Conventional flotation treatment process, producing 220,000 and 100,000 tonnes of zinc and lead concentrates p.a. at full production

A comparison between the new figures and previously announced Dairi Feasibility Study results appears below:

	Revised DFS August 2005	Original DFS February 2005
Total project cashflows (after repayment of capital)		
Pre-tax	**$288m**	$277m
Post-tax	**$202m**	$196m
Net present value at 10%		
Pre-tax	**$121m**	$109m
Post-tax	**$73m**	$65m
Internal rate of return		
Pre-tax	**34%**	29%
Post-tax	**25%**	22%
Total capital cost	**$118m**	$136m
Cash operating cost (per lb of zinc produced)	**31¢**	30¢

The detailed revised costings will now be re-submitted to the company's mandated banking syndicate and selected offtake groups to enable them to complete their due diligence studies in relation to providing finance facilities for the Dairi Project.

Yours faithfully

MICHAEL P WRIGHT
Executive Director